

03052259

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[Wa]shington, D.C. 20549

BP 1/15

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



SEC MAIL
RECEIVED
DEC 3 1 2003


| SEC FILE NUMBER |
|---|
| 8-46630 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Petroleum Clearinghouse INC - 035192

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Petroleum Clearinghouse 390 Benmar Street, Suite 100
(No. and Street)

Houston (City) Texas (State) 77060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

281-873-4660
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

707 17th Street, Suite 2700 (Address) 80202 (City) Co (State) 80202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Christopher R Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Petroleum Clearinghouse, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
BARBARA D.
LEWIS
STATE OF COLORADO


Signature

VP of Finance

Title

Notary Public My Commission Expires Aug 21, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# THE PETROLEUM CLEARINGHOUSE, INC.

Consolidated Financial Statements

September 30, 2003

(With Independent Auditors' Report Thereon)

## Independent Auditors' Report

The Board of Directors and Stockholder
The Petroleum Clearinghouse, Inc.:

We have audited the accompanying consolidated balance sheet of The Petroleum Clearinghouse, Inc. (a Texas corporation) and subsidiaries as of September 30, 2003, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Petroleum Clearinghouse, Inc. and its subsidiaries as of September 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

**KPMG LLP**

Fort Worth, Texas
November 14, 2003

**THE PETROLEUM CLEARINGHOUSE, INC.**

Consolidated Balance Sheet

September 30, 2003

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 2,327,715 |
| Accounts receivable | | 125,034 |
| Receivable from parent, net | | 7,682,975 |
| Receivable from affiliate | | 3,259,783 |
| Prepaid expenses and deposits | | 122,294 |
| Property and equipment: | | |
| Furniture and fixtures | | 205,089 |
| Office equipment | | 316,659 |
| Software | | 349,600 |
| Leasehold improvements | | 116,626 |
| | | 987,974 |
| Less accumulated depreciation | | (840,498) |
| Total property and equipment | | 147,476 |
| Goodwill and other intangibles, net of $4,769,392 of accumulated amortization | | 10,801,769 |
| Deferred tax assets, net | | 1,275,000 |
| Membership in exchange, at cost | | 16,989 |
| Total assets | $ | 25,759,035 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Accrued expenses | $ | 1,396,229 |
| Deferred rent payable | | 115,829 |
| Total liabilities | | 1,512,058 |
| Stockholder's equity: | | |
| Common stock, $0.10 par value. Authorized 1,000,000 shares; issued and outstanding 20,000 shares | | 2,000 |
| Additional paid-in capital | | 23,742,285 |
| Retained earnings | | 502,692 |
| Total stockholder's equity | | 24,246,977 |
| Commitments and contingencies | | |
| Total liabilities and stockholder's equity | $ | 25,759,035 |

See accompanying notes to consolidated financial statements.

**THE PETROLEUM CLEARINGHOUSE, INC.**

Consolidated Statement of Operations

Year ended September 30, 2003

| | |
|---|---|
| Revenue: | |
| Net commission revenue | $ 15,132,803 |
| Other | 112,838 |
| Total revenue | 15,245,641 |
| Operating expenses: | |
| Compensation and benefits | 5,437,049 |
| Auction expenses | 2,341,563 |
| General and administrative | 493,132 |
| Occupancy | 517,758 |
| Depreciation | 442,852 |
| Amortization of intangible assets | 1,100,000 |
| Total operating expenses | 10,332,354 |
| Income from operations | 4,913,287 |
| Other income, net | 2,572 |
| Income before income taxes | 4,915,859 |
| Income taxes | 1,561,000 |
| Net income | $ 3,354,859 |

See accompanying notes to consolidated financial statements.

**THE PETROLEUM CLEARINGHOUSE, INC.**

Consolidated Statement of Stockholder's Equity

Year ended September 30, 2003

| | Common stock | | Additional paid-in capital | Unearned compensation | Retained earnings (accumulated deficit) | Total stockholder's equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balances, September 30, 2002 | 20,000 | $ 2,000 | 23,742,285 | (111,288) | (2,852,167) | 20,780,830 |
| Net loss | — | — | — | — | 3,354,859 | 3,354,859 |
| Amortization of unearned compensation | — | — | — | 111,288 | — | 111,288 |
| Balances, September 30, 2003 | 20,000 | $ 2,000 | 23,742,285 | — | 502,692 | 24,246,977 |

See accompanying notes to consolidated financial statements.

**THE PETROLEUM CLEARINGHOUSE, INC.**

Consolidated Statement of Cash Flows

Year ended September 30, 2003

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 3,354,859 |
| Adjustments to reconcile net income to cash flows provided by operating activities: | | |
| Amortization | | 1,100,000 |
| Deferred income tax benefit | | (35,000) |
| Depreciation | | 442,852 |
| Amortization of stock-based compensation | | 111,288 |
| Decrease in accounts receivable | | 47,352 |
| Increase in receivable from affiliate | | (3,259,783) |
| Increase in prepaid expenses and deposits | | (30,113) |
| Increase in membership in exchange | | (750) |
| Decrease in accounts payable | | (149,157) |
| Increase in accrued expenses | | 602,588 |
| Increase in deferred rent | | 20,619 |
| Net cash provided by operating activities | | 2,204,755 |
| Cash flows from investing activities: | | |
| Purchases of property and equipment | | (36,036) |
| Net cash used in investing activities | | (36,036) |
| Cash flows from financing activities: | | |
| Increase in receivable from parent, net | | (1,404,708) |
| Net cash used in financing activities | | (1,404,708) |
| Increase in cash and cash equivalents | | 764,011 |
| Cash and cash equivalents, beginning of year | | 1,563,704 |
| Cash and cash equivalents, end of year | $ | 2,327,715 |
| Supplemental disclosure of noncash investing and financing activities: | | |
| Software contributed from parent | $ | 349,600 |

See accompanying notes to consolidated financial statements.

## (1) Business

The Petroleum Clearinghouse, Inc. (Clearinghouse or the Company) was originally incorporated in the State of Texas in September 1993. The Company is a wholly owned subsidiary of The Petroleum Place, Inc. (Petroleum Place), a privately held Company headquartered in Denver, Colorado. The Company is a broker dealer engaged in the marketing and sale of oil and gas properties to customers throughout substantially all of the continental United States. The Company utilizes auction sales, sealed bid and negotiated sales, property due diligence, and data room services in its operations. The Company's primary revenue comes from commissions earned on brokered sales of properties.

The Company is a registered direct participation program broker dealer under the Securities Exchange Act of 1934.

## (2) Summary of Significant Accounting Policies

### (a) *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries, The Oil & Gas Asset Clearinghouse, L.P. and The OGA Clearinghouse I, LLC. All significant intercompany accounts and transactions are eliminated in consolidation.

### (b) *Use of Estimates*

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

### (c) *Cash and Cash Equivalents*

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

### (d) *Property and Equipment*

Property and equipment is recorded at cost. Expenditures that significantly increase the useful lives of assets are capitalized. The cost of repairs and maintenance are charged to operations as incurred. For financial reporting purposes, the Company provides for depreciation using the straight-line method over estimated useful lives of three to five years.

### (e) *Software*

In 2003, the parent company transferred $349,600 of software and related support agreements to the Company. The software is being used by the Company in its operations and is being amortized over its estimated useful life. A corresponding decrease in the Receivable from Parent, Net was recorded in connection with this asset transfer.



(Continued)

*(f)* ***Long-lived Assets***

Effective October 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*. SFAS No. 144 supersedes SFAS No. 121, *Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. This statement applies to recognized long-lived assets of an entity to be held and used or to be disposed of. This statement does not apply to goodwill, intangible assets not being amortized, financial instruments, and deferred tax assets. This statement requires an impairment loss to be recorded for assets to be held and used when the carrying amount of a long-lived asset is not recoverable from future estimated cash flows and exceeds its fair value. An asset that is classified as held-for-sale shall be recorded at the lower of its carrying amount or fair value less cost to sell. The adoption of this standard did not have an impact on the Company's financial position or results of operations for 2003.

*(g)* ***Goodwill and Other Intangible Assets***

Effective October 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangibles*. Intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) are initially recorded and measured at their fair value. Costs of internal developing, maintaining, or restoring intangible assets that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole, are expensed as incurred. Intangible assets with definite useful lives are amortized over such useful lives, which range from three to five years, and are subject to tests for impairment whenever events or changes in circumstances indicate that impairment may exist. Intangible assets with indefinite useful lives are subject to tests for impairment at least annually. Goodwill is subject to a separate test for impairment at least annually, and among other factors, is based on the estimated fair value of the reporting unit, as defined, to which the goodwill relates. Effective October 1, 2002, the Company suspended amortization of its goodwill, which had a net book value of $9,571,161 on that date. The Company has continued to amortize employment agreements and customer lists in accordance with their estimated useful lives. The Company recorded no impairments of its goodwill or other intangible assets during the year ended September 30, 2003.

*(h)* ***Membership in Exchange***

The exchange membership is carried at cost. Management believes that no impairment of the carrying value of the membership has occurred.

*(i)* ***Income Taxes***

The Company's income taxes in the accompanying financial statements are computed as if the Company filed a separate income tax return. The Company is included in the consolidated tax returns of its parent company, Petroleum Place; accordingly income taxes otherwise payable to taxing authorities are in fact payable to Petroleum Place. The current provision for income taxes represents the Company's share of the parent company's actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax

effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheet, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. A valuation allowance is recorded, if necessary, against deferred tax assets if management is unable to conclude that it is more likely than not that such assets will be realized.

*(j)* ***Revenue Recognition***

Revenue is derived primarily from commissions earned upon the sale of oil and gas properties at auction. Revenue is recognized at the time of title transfer from the seller to the buyer based on a percentage of the seller's sale price. Clearinghouse does not, under any circumstances, take title to any property listed for sale at its auction.

Operating revenue includes commissions, filing fees, and fees for regulated sales. Certain direct costs incurred related to the preparation of data packages for potential buyers and a fixed percentage of the anchor costs from the auction are rebilled to the buyers and sellers, respectively. Accordingly, these reimbursements are included in cost of sales to reduce the costs of the auctions.

*(k)* ***Credit Risk***

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of short-term, highly liquid investments, accounts receivable, and accounts receivable – affiliate. The Company places its temporary cash investments with financial institutions that management believes are credit worthy. The balances, at times, may exceed federally insured limits. The Company's accounts receivable are derived from transactions with customers located in the United States and Canada who are primarily in the oil and gas industry. Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large number of customers and the procedures in place for collecting from its customers, including the fact that substantially all of the Company's revenue is collected in advance of closing, and held in escrow.

*(l)* ***Stock-Based Compensation***

Employees of Clearinghouse participate in Petroleum Place's 1999 Equity Incentive Plan (the Incentive Plan). The Company accounts for its participation in Petroleum Place's stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 (APB No. 25), *Accounting for Stock Issued to Employees*, and related interpretations, including Financial Accounting Standards Board (FASB) Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation.* Unearned compensation expense has been recorded for the difference, if any, on the date of the grant, between the estimated fair market value of Petroleum Place's stock for financial reporting purposes and the exercise price of the option. Expense associated with stock-based compensation is being amortized consistent with the method described in FASB Interpretation No. 28 (FIN 28), *Accounting for Stock Appreciation Rights and Other Variable Stock Option as Award Plans*, over the vesting period for the individual options.

Had the Company determined stock-based compensation using the fair value method prescribed by SFAS No. 123 instead of the intrinsic value method prescribed by APS No. 25, the Company's net income for the year ended September 30, 2003 would be adjusted as follows:

| | | |
|---|---|---|
| Net income, as reported | $ | 3,009,325 |
| Add back: stock-based compensation expense as reported | | 111,288 |
| Deduct: pro forma stock-based compensation expense | | 407,030 |
| Net income, pro forma | $ | 2,713,583 |

## (3) Goodwill and Other Intangibles

As of September 30, 2003, the Company has the following goodwill and other intangibles recorded:

| | Life | | Balance |
|---|---|---|---|
| Employment agreement with noncomplete clause | 6 years | $ | 3,000,000 |
| Customer lists | 5 years | | 3,000,000 |
| | | | 6,000,000 |
| Less accumulated amortization | | | (4,769,392) |
| | | | 1,230,608 |
| Goodwill | | | 9,571,161 |
| | | $ | 10,801,769 |

## (4) Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain at least a minimum net capital of $5,000. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2003, the excess net capital of the Clearinghouse was approximately $694,000. At September 30, 2003, the Company was in compliance with the net minimum capital requirements and the related net capital ratio.



(Continued)

## (5) Income Taxes

The Company is combined into Petroleum Place's consolidated income tax return. However, for purposes of the accompanying financial statements, the Company records income taxes as if it were a separate tax-paying entity. The federal tax liability for income taxes is recorded as income taxes payable to parent, which is reflected as a reduction to the receivable from parent, net in the accompanying consolidated balance sheet. The following are the components of the Clearinghouse's income tax expense for the year ended September 30, 2003:

| | | |
|---|---|---|
| Current state income tax expense | $ | 47,000 |
| Current federal income tax expense | | 1,549,000 |
| Total current tax expense | | 1,596,000 |
| Deferred federal income taxes | | 55,000 |
| Change in valuation allowance | | (90,000) |
| Total deferred tax benefit | | (35,000) |
| Total income tax expense | $ | 1,561,000 |

The following is a reconciliation of the difference between the actual provision for income taxes and the benefit computed by applying the federal statutory rate of 34% to income before income taxes for the year ended September 30, 2003:

| | | |
|---|---|---|
| Federal income tax expense at statutory rate | $ | 1,671,000 |
| State franchise taxes, net of federal benefit | | 31,000 |
| Amortization of unearned compensation | | 38,000 |
| Other | | (89,000) |
| Decrease in valuation allowance | | (90,000) |
| | $ | 1,561,000 |

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities in the accompanying consolidated financial statements and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets and liabilities consist of the following as of September 30, 2003:

| | | |
|---|---|---|
| Deferred tax assets (liabilities): | | |
| Goodwill and other intangibles | $ | 1,244,000 |
| Deferred rent | | 40,000 |
| Property and equipment | | (9,000) |
| Deferred tax assets, net | $ | 1,275,000 |



(Continued)

The Company established a valuation allowance of $90,000 in fiscal 2002 for that portion of its deferred tax assets that management did not believe was more likely than not to be realized. In 2003, the Company determined that realization of its deferred tax assets was sufficiently assured, and accordingly reversed the valuation allowance.

## (6) Commitments and Contingencies

### *(a) Operating Leases*

The Company leases office space and equipment under various operating leases with expirations through October 2009. Future minimum rental payments are as follows for the fiscal years ended September 30:

| | | |
|---|---|---|
| 2004 | $ | 524,476 |
| 2005 | | 561,937 |
| 2006 | | 561,937 |
| 2007 | | 561,937 |
| 2008 | | 586,913 |
| Thereafter | | 586,913 |
| Total | $ | 3,384,113 |

Rent expense for the year ended September 30, 2003 was $517,757.

### *(b) Litigation*

The Company is involved in legal actions in the ordinary course of business. Although the outcomes of any such legal actions cannot be predicted, management believes that there are not any pending legal proceedings against or involving the Company that are likely to have a material adverse effect upon the Company's consolidated financial position or results of operations.

## (7) Receivable from Parent, Net and Receivable from Affiliate

The receivable from parent, net includes an approximate $10.5 million receivable due from Petroleum Place. The Company transfers excess operating cash to Petroleum Place for cash management purposes. This amount will be reduced in the event cash advances are needed to fund the Company's operations or payments are made by Petroleum Place for expenses incurred by the Company. This amount is considered a current receivable as the amount is intended to be remitted to the Company on demand. This receivable is reduced by an approximate $2.8 million income tax liability due to Petroleum Place related to the parent company's consolidated income tax return. The liabilities are for income taxes resulting from the Company's operations.

The receivable from affiliate consists of amounts due from Petroleum Place Energy Advisors, L.P. (PPEA), an affiliate of the Company and wholly owned subsidiary of Petroleum Place. This receivable results primarily from expenses incurred by the Company on behalf of PPEA. This amount is considered a current receivable as it is intended to be remitted to the Company on demand.



(Continued)

## (8) Employee Benefits

### *(a) Stock Option Plan*

The Company's employees are eligible to participate in Petroleum Place's stock-based compensation plans. Options issued under Petroleum Place's Incentive Plan are for Petroleum Place's common stock, with a maximum number of options to be issued over the term of the Incentive Plan of 1.3 million shares. Except as described below, all options under the Incentive Plan are for a fixed number of shares and have a fixed exercise price equal to the fair market value of Petroleum Place's stock on the date of grant, as determined by Petroleum Place's board of directors. Options under the Incentive Plan vest ratably over a four-year period and have a term of ten years. As of September 30, 2003, options for 140,391 shares of Petroleum Place common stock are held by employees of the Company, of which 136,691 options are exercisable.

The following table summarizes activity for the Company's employees under Petroleum Place's Incentive Plan for the year ended September 30, 2003:

| | Underlying shares | Weighted average exercise price |
|---|---|---|
| Outstanding as of September 30, 2002 | 140,491 | $ 4.08 |
| Excercised | (100) | 0.75 |
| Outstanding as of September 30, 2003 | 140,391 | 4.08 |

The following table summarizes information about fixed stock options outstanding as of September 30, 2003:

| Exercise price | Underlying shares outstanding | Weighted average remaining contractual life (years) | Weighted average exercise price | Options exercisable | Weighted average fair value of options exercisable |
|---|---|---|---|---|---|
| $ 0.75 | 130,891 | 6.8 | $ 0.75 | 131,629 | $ 0.75 |
| 50.00 | 9,500 | 8.9 | 50.00 | 5,062 | 50.00 |
| | 140,391 | 6.9 | 4.08 | 136,691 | 2.57 |

### *(b) Unearned Stock-Based Compensation*

In connection with certain stock option grants by Petroleum Place to the Company's employees in fiscal 1999 and 2000, the Company has recognized unearned compensation totaling $2,403,850, which is being amortized over the four-year vesting periods of the related options in accordance with FIN 28. Amortization expense for the year ended September 30, 2003 totaling $111,288 is included in compensation and benefits in the accompanying consolidated statement of operations.

Schedule I

# THE PETROLEUM CLEARINGHOUSE, INC.

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

September 30, 2003

| | | |
|---|---|---|
| Stockholder's equity qualified for net capital | $ | 24,246,977 |
| Less nonallowable assets: | | |
| Investment in and receivable from subsidiaries and affiliates | | (11,353,585) |
| Goodwill and other intangible assets, net | | (10,801,769) |
| Deferred tax assets, net | | (1,275,000) |
| Membership in exchange | | (16,989) |
| Haircut on investments (2% balance of $249,463) | | (4,989) |
| Net capital | | 794,645 |
| Net capital requirement: | | |
| The greater of $5,000, or aggregate indebtedness not to exceed 1500% of net capital ($1,512,058/15 = $100,804) | | 100,804 |
| Excess net capital | $ | 693,841 |

The computation of net capital in conjunction with Form X-17A-5 as of September 30, 2003, as filed on October 23, 2003, differs from the computation of net capital under Rule 15c3-3-1, as calculated above, as follows:

| | | Per Form X-17A-5 | Closing/audit adjustments | Per computation above |
|---|---|---|---|---|
| Stockholder's equity | $ | 26,631,106 | (2,384,129) | 24,246,977 |
| Investment in and receivables from subsidiaries and affiliates | | (15,110,920) | 3,757,335 | (11,353,585) |
| Goodwill and other intangible assets, net | | (10,715,852) | (85,917) | (10,801,769) |
| Deferred tax assets, net | | — | (1,275,000) | (1,275,000) |
| Membership in exchange | | (11,239) | (5,750) | (16,989) |
| Haircut on investments | | (4,989) | — | (4,989) |
| | | 788,106 | 6,539 | 794,645 |
| Net capital requirement | | 24,424 | 76,380 | 100,804 |
| Excess net capital | $ | 763,682 | (69,841) | 693,841 |

See accompanying independent auditors' report.

Schedule II

# THE PETROLEUM CLEARINGHOUSE, INC.

Other Required Information

September 30, 2003

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control

See accompanying independent auditors' report.

**Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5**

The Board of Directors
The Petroleum Clearinghouse, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of The Petroleum Clearinghouse, Inc. (the Company) and subsidiaries for the year ended September 30, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following (l) making the quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

**KPMG LLP**

Fort Worth, Texas
November 14, 2003